As confidentially submitted to the Securities and Exchange Commission on April 3, 2023.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

PHINIA Inc.
(Exact name of registrant as specified in its charter)

Delaware	92-2483604
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000 University Drive Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip Code)
(248) 754-9200
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:  None.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

PHINIA INC.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
This Registration Statement on Form 10 incorporates by reference information contained in the information statement filed herewith as Exhibit 99.1 (the “Information Statement”).
Item 1. Business.
The information required by this item is contained under the sections of the Information Statement entitled “Information Statement Summary,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business,” “Certain Relationships and Related Person Transactions,” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A. Risk Factors
The information required by this item is contained under the sections of the Information Statement entitled “Risk Factors” and “Cautionary Statements for Forward-Looking Information.” Those sections are incorporated herein by reference.
Item 2. Financial Information.
The information required by this item is contained under the sections of the Information Statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to the Financial Statements,” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 3. Properties.
The information required by this item is contained under the section of the Information Statement entitled “Our Business—Properties.” That section is incorporated herein by reference.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the Information Statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5. Directors and Executive Officers.
The information required by this item is contained under the section of the Information Statement entitled “Management.” That section is incorporated herein by reference.
Item 6. Executive Compensation.
The information required by this item is contained under the sections of the Information Statement entitled “Director Compensation” and “Executive Compensation.” Those sections are incorporated herein by reference.
Item 7. Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the Information Statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.
Item 8. Legal Proceedings.
The information required by this item is contained under the sections of the Information Statement entitled “Our Business—Legal Proceedings” and Note 21, “Contingencies” to the audited combined financial statements. Those sections are incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the Information Statement entitled “The Spin-Off,” “Dividend Policy,” “Capitalization,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 10. Recent Sales of Unregistered Securities.
The information required by this item is contained under the section of the Information Statement entitled “Description of Our Capital Stock.” That section is incorporated herein by reference.
Item 11. Description of Registrant’s Securities to Be Registered.
The information required by this item is contained under the sections of the Information Statement entitled “The Spin-Off,” “Dividend Policy,” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 12. Indemnification of Directors and Officers.
The information required by this item is contained under the section of the Information Statement entitled “Description of Our Capital Stock—Limitation on Liability of Directors and Indemnification of Directors and Officers.” That section is incorporated herein by reference.
Item 13. Financial Statements and Supplementary Data.
The information required by this item is contained under the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Index to the Financial Statements,” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
Not Applicable.
Item 15. Financial Statements and Exhibits.
(a)Financial Statements
The information required by this item is contained under the sections of the Information Statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Index to the Financial Statements,” and the financial statements referenced therein. Those sections are incorporated herein by reference.

(b)Exhibits
The following documents are filed as exhibits hereto:

Exhibit Numbers	Exhibit Description

2.1	Form of Separation and Distribution Agreement, by and between BorgWarner Inc. and the registrant.*

3.1	Form of Amended and Restated Certificate of Incorporation of the registrant.*

3.2	Form of Amended and Restated Bylaws of the registrant.*

10.1	Form of Transition Services Agreement, by and between BorgWarner Inc. and the registrant.*

10.2	Form of Tax Matters Agreement, by and between BorgWarner Inc. and the registrant.*

10.3	Form of Employee Matters Agreement, by and between BorgWarner Inc. and the registrant.*

10.4	Form of Intellectual Property License Agreement, by and between BorgWarner Inc. and the registrant.*

10.5	Form of Electronics Collaboration Agreement, by and between BorgWarner Inc. and the registrant.*

10.6	Form of Contract Manufacturing Agreement, by and between BorgWarner Inc. and the registrant.*

10.7	Form of Supply Agreement, by and between BorgWarner Inc. and the registrant.*

10.8	Form of 2023 Stock Incentive Plan.*

10.9	Form of Management Incentive Bonus Plan.*

10.10	Form of Change of Control Employment Agreement.*

21.1	Subsidiaries of the registrant.*

99.1	Preliminary Information Statement.

99.2	Form of Notice of Internet Availability of Information Statement Materials.*
_____________
*To be filed by amendment

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PHINIA INC.

By:
Brady D. Ericson
President and Chief Executive Officer
Date:              , 2023